SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                              (Amendment No. )()


Tesco Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


88157K101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Centennial Energy Partners, L.P.
900 Third Avenue, New York, NY 10022
(212) 753-5150
Attn:  Peter Seldin
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


March 1, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.



----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


















































CUSIP No.  88157K101
           ---------------------

1.   NAME OF REPORTING PERSONS 	Centennial Energy Partners, L.P.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 13-3793743



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
	                                                           (b)  [x]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS*	WC


5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER			-0-


8.   SHARED VOTING POWER		2,164,702


9.   SOLE DISPOSITIVE POWER		-0-


10.  SHARED DISPOSITIVE POWER		2,164,702


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,164,702

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	6.30%


14.  TYPE OF REPORTING PERSON*	PN




*SEE INSTRUCTIONS BEFORE FILLING OUT!
CUSIP No.  88157K101
           ---------------------

1.   NAME OF REPORTING PERSONS 	Tercentennial Energy Partners, L.P.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 13-3877256



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
	                                                           (b)  [x]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS*	WC


5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER			-0-


8.   SHARED VOTING POWER		3,185,228


9.   SOLE DISPOSITIVE POWER		-0-


10.  SHARED DISPOSITIVE POWER		3,185,228


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,185,228

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	9.27%


14.  TYPE OF REPORTING PERSON*	PN





*SEE INSTRUCTIONS BEFORE FILLING OUT!
CUSIP No.  88157K101
           ---------------------

1.   NAME OF REPORTING PERSONS 	Quadrennial Partners, L.P.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 13-3883223



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
	                                                           (b)  [x]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS*	WC


5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER			-0-


8.   SHARED VOTING POWER		805,547


9.   SOLE DISPOSITIVE POWER		-0-


10.  SHARED DISPOSITIVE POWER		805,547


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     805,547

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	2.35%


14.  TYPE OF REPORTING PERSON*	PN





*SEE INSTRUCTIONS BEFORE FILLING OUT!
CUSIP No.  88157K101
           ---------------------

1.   NAME OF REPORTING PERSONS 	Centennial Energy Partners V, L.P.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 20-0438877



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
	                                                           (b)  [x]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS*	WC


5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER			-0-


8.   SHARED VOTING POWER		58,373


9.   SOLE DISPOSITIVE POWER		-0-


10.  SHARED DISPOSITIVE POWER		58,373


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     58,373

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	.17%


14.  TYPE OF REPORTING PERSON*	PN





*SEE INSTRUCTIONS BEFORE FILLING OUT!
CUSIP No.  88157K101
           ---------------------

1.   NAME OF REPORTING PERSONS 	Centennial Energy Partners L.L.C.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 13-3961810



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
	                                                           (b)  [x]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS*	WC


5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER			-0-


8.   SHARED VOTING POWER		6,213,850


9.   SOLE DISPOSITIVE POWER		-0-


10.  SHARED DISPOSITIVE POWER		6,213,850


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,213,850

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	18.09%


14.  TYPE OF REPORTING PERSON*	OO





*SEE INSTRUCTIONS BEFORE FILLING OUT!
CUSIP No.  88157K101
           ---------------------

1.   NAME OF REPORTING PERSONS 	Peter K. Seldin
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
	                                                           (b)  [x]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS*	PF


5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION		United States


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER			16,083


8.   SHARED VOTING POWER		6,213,850


9.   SOLE DISPOSITIVE POWER		16,083


10.  SHARED DISPOSITIVE POWER		6,213,850


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,229,933

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	18.14%


14.  TYPE OF REPORTING PERSON*	IN





*SEE INSTRUCTIONS BEFORE FILLING OUT!
CUSIP No.  	88157K101
            ---------------------

________________________________________________________________________________
Item 1.  Security and Issuer.
	This Schedule 13D relates to the common stock (the ?Common Stock?) of Tesco Corporation (the ?Company?), whose principal executive offices are at 350 7th Avenue S.W., 36th Floor, Calgary, Alberta, Canada T2P3N9.

________________________________________________________________________________
Item 2.  Identity and Background.

     (a)This statement is filed by (i) Centennial Energy Partners, L.P. (?Energy?), a Delaware limited partnership with respect to Common Stock held by it; (ii) Tercentennial Energy Partners, L.P. (?Tercentennial?), a Delaware limited partnership with respect to Common Stock held by it; (iii) Quadrennial Partners, L.P. (?Quadrennial?), a Delaware limited partnership with respect to Common Stock held by it; (iv) Centennial Energy Partners V, L.P. (?Centennial V?), a Delaware limited partnership with respect to Common stock held by it; (v) Centennial Energy Partners, L.L.C. (?Centennial LLC?), a limited liability company organized under the laws of the State of Delaware with respect to the shares of Common Stock directly owned by each of the entities named in (i) through (iv) above; (vi) Peter K. Seldin, with respect to the shares of Common Stock owned directly by him and by the entity named in (v). Energy, Tercentennial, Quadrennial and Centennial V are collectively referred to herein as the ?Partnerships?. Energy, Tercentennial, Quadrennial, Centennial V, Centennial LLC and Peter K. Seldin are collectively referred to herein as the ?Reporting Persons?. The general partner of each of Energy, Tercentennial, Quadrennial and Centennial V is Centennial LLC. Peter K. Seldin is the managing member of Centennial LLC.

     (b)The principal business address of each of the Reporting persons is 900 Third Avenue, New York, New York 10022.

     (c)The principal business of the Partnerships is that of engaging in the purchase and sale of securities for investment for its own account. The principal business of Centennial LLC is General Partner of the Partnerships. Mr. Seldin?s present principal occupation is Managing Member of Centennial LLC.

     (d)None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e)None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such law.

     (f)The Partnerships are Delaware limited partnerships. Centennial LLC is a Delaware Limited Liability Company. Mr. Seldin is a United States citizen.




______________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

The purchase price (including commissions, if any) of $17,884,408 for the 2,223,075 shares of the Common Stock purchased by Energy was furnished from contributions made to Energy by the partners of Energy.

The purchase price (including commissions, if any) of $23,790,779 for the 3,185,228 shares of the Common Stock purchased by Tercentennial was furnished from contributions made to Tercentennial by the partners of Tercentennial.

The purchase price (including commissions, if any) of $6,555,944 for the 805,547 shares of the Common Stock purchased by Quadrennial was furnished from contributions made to Quadrennial by the partners of Quadrennial.

The purchase price (including commissions, if any) of $252,447 for the 58,373 shares of the Common Stock purchased by Centennial V was furnished from contributions made to Centennial V by the partners of Centennial V.

The 16,083 shares owned directly by Mr. Seldin were acquired in a pro-rata distribution from an investment partnership in which Mr. Seldin was a partner on October 8, 1997. The carryover cost basis applicable to these shares is $31,336.



________________________________________________________________________________
Item 4.  Purpose of Transaction.

     The purpose of the acquisition of shares of Common Stock by the Reporting Persons is for investment. Each may make further purchases of Common Stock from time to time and may dispose of any or all of such shares held by it at any time. None of the Reporting Persons has any plan or proposal which relates to, or could result in, any of the matters referred to in paragraphs (b) through (j), excluding paragraph (d), of
Item 4 of Schedule 13D. Such entities and persons may, at any time and from time to time, review or reconsider its position with respect to the Company, and formulate plans or proposals with respect to any of such matters, but have no present intention of doing so. With respect to paragraph (d), the Reporting Persons recently introduced Mr. Thomas Weatherford to the Chairman of the Board and Chief Executive Officer of the Company with the intention of nominating Mr. Weatherford to serve on the Company Board of Directors.

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

     (a)As of the date hereof, (i) Energy owns beneficially 2,164,702 shares of the Common Stock, constituting approximately 6.30% of the shares outstanding, (ii) Tercentennial owns beneficially 3,185,228 shares of the Common Stock, constituting approximately 9.27% of the shares outstanding,
(iii) Quadrennial owns beneficially 805,547 shares of the Common Stock, constituting approximately 2.35% of the shares outstanding, (iv) Centennial V owns beneficially 58,373 shares of the Common Stock, constituting approximately .17% of the shares outstanding, (v) Centennial LLC owns beneficially 6,213,850 shares of the Common Stock, representing the shares held by each of the entities named in (i) through (iv) above, and (vi) Peter K. Seldin owns beneficially 6,229,933 shares of the Common Stock, representing shares owned by him and the entity named in (v) above. In the aggregate, the Reporting Persons beneficially own a total of 6,229,933 shares of Common Stock, constituting approximately 18.14% of the shares outstanding. The percentages used herein are based upon 34,342,796 shares of Common Stock stated by the Company to be outstanding as of December 31, 2003. This information was provided by the Company over the telephone.

     (b)The Partnerships have the power to vote and to dispose of the shares of Common Stock owned by it, which power may be exercised by the general partner of the Partnerships. Mr. Seldin has the power to vote and dispose of the Common Stock he owns individually.

     (c) There were no transactions in the Common Stock effected during the last 60 days by any of the Reporting Persons.

     (d)No person other than each respective record owner referred to herein of the Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of the sale of the Common Stock.



________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

	The Reporting Persons recently introduced Mr. Thomas Weatherford to the Chairman of the Board and Chief Executive Officer of the Company with the intention of nominating Mr. Weatherford to serve on the Company Board of Directors. The Reporting Persons believe Mr. Weatherford would complement the existing Board structure and participate in strategic leadership of the Company.
The Reporting Persons intend to remain independent of Mr. Weatherford at all times, including retaining the right to vote all shares owned by the Reporting Persons. Mr. Weatherford?s fiduciary obligation will be to the Company, but based on the belief that his participation at the Board level will be meaningful and beneficial for all investors in the Company, the Reporting Persons have agreed in principal to supplement the current director compensation package offered by the Company by entering into a separate consulting agreement with Mr. Weatherford. The exact terms of this agreement have not been determined at this date, and are contingent upon his acceptance and continued participation as a member of the Board of Directors of the Company.

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

	Exhibit A: Agreement between the Reporting Persons to file jointly

________________________________________________________________________________













                                   SIGNATURE


     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  March 8, 2004


Centennial Energy Partners, L.P.		Centennial Energy Partners, L.L.C.

By: /s/ Peter K. Seldin				By: /s/ Peter K. Seldin
      	Peter K. Seldin				Managing Member
	Centennial Energy Partners, L.L.C.
      	General Partner

Tercentennial Energy Partners, L.P.		By: /s/ Peter K. Seldin
					                Peter K. Seldin
By: /s/ Peter K. Seldin
	Peter K. Seldin
	Centennial Energy Partners, L.L.C.
	General Partner

Quadrennial Partners, L.P.


By: /s/ Peter K. Seldin
	Peter K. Seldin
	Centennial Energy Partners, L.L.C.
	General Partner


Centennial Energy Partners V, L.P.


By: /s/ Peter K. Seldin
      	Peter K. Seldin
	Centennial Energy Partners, L.L.C.
	General Partner









EXHIBIT A

AGREEMENT

	The undersigned agree that this schedule 13D dated March 5, 2004 relating to the Common Stock of Tesco Corporation shall be filed on behalf of the undersigned.

Centennial Energy Partners, L.P.		Centennial Energy Partners, L.L.C.

By: /s/ Peter K. Seldin				By: /s/ Peter K. Seldin
      	Peter K. Seldin				Managing Member
	Centennial Energy Partners, L.L.C.
      	General Partner

Tercentennial Energy Partners, L.P.		By: /s/ Peter K. Seldin
					                Peter K. Seldin
By: /s/ Peter K. Seldin
	Peter K. Seldin
	Centennial Energy Partners, L.L.C.
	General Partner

Quadrennial Partners, L.P.


By: /s/ Peter K. Seldin
	Peter K. Seldin
	Centennial Energy Partners, L.L.C.
	General Partner


Centennial Energy Partners V, L.P.


By: /s/ Peter K. Seldin
      	Peter K. Seldin
	Centennial Energy Partners, L.L.C.
	General Partner



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